SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

    Spindletop Oil & Gas Co.

(Name of Issuer)

    Common Stock, par value $0.001

(Title of Class of Securities)

    848550208

(CUSIP Number)

    West Coast Opportunity Fund, LLC

    c/o West Coast Asset Management, Inc.

    1205 Coast Village Road

    Montecito, California 93108

    Attention: R. Atticus Lowe

    Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    February 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 pages

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 700,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

Page 2 of 12 pages

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 703,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 703,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO, IA

Page 3 of 12 pages

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 703,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 703,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN, HC

Page 4 of 12 pages

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 703,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 703,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN, HC

Page 5 of 12 pages

CUSIP No.: 848550208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 703,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 703,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN, HC

Page 6 of 12 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the “common stock”), of Spindletop Oil & Gas Co. (the “Issuer”), with its principal executive offices located at 12850 Spurling Road, Suite 200, Dallas, Texas 75230.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the “Fund”); (2) West Coast Asset Management, Inc., a California corporation (the “Managing Member”), which serves as the managing member of the Fund; (3) R. Atticus Lowe, a United States Citizen (“Lowe”); (4) Lance W. Helfert, a United States Citizen (“Helfert”); and (5) Paul J. Orfalea, a United States Citizen (“Orfalea”, and together with Lowe and Helfert, the “Principals”). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe’s and Helfert’s principal occupation is serving on the investment committee of the Managing Member. Orfalea’s principal occupation is involvement with a range of business ventures (including the Managing Member) and not-for-profit organizations.

The principal business of the Managing Member is providing investment management services to the Fund and to separately managed accounts, some of which are affiliated with the Reporting Persons. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(d)-(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The total amount of funds used by the Reporting Persons to purchase the 703,000 shares owned by it through the reporting date was approximately $3,791,386, all of which was derived from working capital.

Page 7 of 12 pages

ITEM 4.	Purpose of Transaction.

The Reporting Persons originally acquired all of the shares of common stock reported herein for investment purposes.

As an investor in the Issuer, the Reporting Persons have had from time to time general discussions with representatives of the Issuer, and with representatives of third parties, regarding various matters related to Issuer’s business and operations. Some of these discussions have included brief and cursory discussions of hypothetical strategic alternatives designed to maximize shareholder value.

The Reporting Persons intend to engage in communications with one or more stockholders, officers, or directors of the Issuer, and/or other third parties, regarding the Issuer’s operations and strategic direction. These communications may include ideas that, if effected, would result in, among other things: (i) the Reporting Persons acquiring additional shares of common stock, or disposing of any or all of their shares of common stock; (ii) an extraordinary corporate transaction, such as a merger, sale, reorganization, or liquidation involving the Issuer; (iii) a material change to Issuer’s present capitalization or dividend policy; (iv) any other material change in the Issuer’s business or corporate structure; (v) soliciting proxies or consents, to be used at either the Issuer’s regular annual meeting of shareholders, or at a special meeting of shareholders, or otherwise, with respect to the matters described above; (vi) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; and/or (vii) taking such other actions with respect to the Issuer as the Reporting Persons may from time to time determine.

Based on such discussions and upon the Reporting Persons’ continuous evaluation and review of Issuer, and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.

Although the Reporting Persons expect to undertake one or more of the actions described above, there exists no agreement between the Reporting Persons of the kind described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except to the extent that the foregoing discussions may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve on or more of the types of transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D) or formulate or implement plans or proposals with respect to any of the foregoing.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of February 16, 2010, the Fund directly owns 700,000 shares of common stock, representing 9.2% of all of the Issuer’s outstanding shares of common stock, and the Managing Member directly owns 3,000 shares of common stock, representing a de minimis percentage of all of the Issuer’s outstanding shares of common stock, for an aggregate total of approximately 9.2% of all of the Issuer’s outstanding shares of common stock. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(b) The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the 703,000 shares reported herein.

(c) No transactions in the common stock have been effected by the Reporting Persons in the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated February 24, 2010

Exhibit B – Power of Attorney dated January 15, 2009

Page 8 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 24, 2010

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ DIANA PEREIRA
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated February 24, 2010

Exhibit B – Power of Attorney dated January 15, 2009

Page 10 of 12 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of Spindletop Oil & Gas, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 24, 2010

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ DIANA PEREIRA
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

Page 11 of 12 pages

EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 15, 2009	/s/ PAUL J. ORFALEA
Paul J. Orfalea

Dated: January 15, 2009	/s/ LANCE W. HELFERT
Lance W. Helfert

Dated: January 15, 2009	/s/ R. ATTICUS LOWE
R. Atticus Lowe

Page 12 of 12 pages